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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2007

                         Commission File Number 1-33208


                        SOLARFUN POWER HOLDINGS CO., LTD


                                666 Linyang Road
                         Qidong, Jiangsu Province 226200
                           People's Republic of China
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes |_| No |X|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes |_| No |X|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes |_| No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release, dated December 31, 2007, regarding Solarfun Appoints New Board Member

                                                                    Exhibit 99.1


                  Solarfun Appoints New Board Member

    SHANGHAI--(BUSINESS WIRE)--Dec. 31, 2007--Solarfun Power Holdings Co., Ltd. ("Solarfun") (NASDAQ: SOLF), a vertically-integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules based in China, today announced the appointment of Dr. Philip Comberg as an independent member of the Board of Directors.

    The Chairman of Solarfun, Yonghua Lu, commented, "We are pleased to have Dr. Comberg join our Board of Directors. We believe his extensive experience in investments and corporate finance, and also in China-focused corporate law and corporate governance will be beneficial to our company. We are grateful to our shareholder, Good Energies, which provided invaluable assistance in helping the company identify and recruit such a high quality candidate to our Board."

    Dr. Philip Comberg is a founding partner of Alcosa Capital GmbH & Co KG, a Frankfurt based special situations investment firm that was founded in 2003. Alcosa Capital focuses on control investments in companies and Dr. Comberg has specialized in investments and turnarounds in the logistics, financial services and wholesale industries.

    Prior to Alcosa Capital, Dr. Comberg was an investment banker with the financial institutions group of Deutsche Bank Global Corporate Finance where he advised on various buy and sell-side, public listing and restructuring mandates. Prior to his investment banking career, Philip worked as a lawyer with Freshfield Bruckhaus Deringer and Clifford Chance, where he was involved in numerous M&A and capital markets transactions while working in Dusseldorf, Hongkong and Shanghai.

    Dr. Comberg holds a German law degree from the University of Heidelberg and a Chinese Language Degree of Zhong Shan University, Guangzhou, P.R. China. Furthermore, he holds a Master of Law (LL.M.) from New York University School of Law where he focused on corporate finance as well as U.S. and Chinese corporate law. Philip received his Doctor of Law from the University of Dusseldorf for his comparative analysis of the corporate governance regime of Chinese stock companies which was published by the Institute for Asian Studies in Hamburg.

    Philip speaks German, Chinese, English and French.

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn


    CONTACT: Solarfun Power Holdings Co., Ltd.
             Investor Relations, 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Peter Homstad, +1 480-614-3000
             phomstad@ChristensenIR.com

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SOLARFUN POWER HOLDINGS CO., LTD



                                         By: /s/ Mr. Yonghua Lu
                                             -----------------------------------
                                             Name:  Mr. Yonghua Lu
                                             Title: Chairman and CEO

Date: December 31, 2007